UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 1-6948 NOTIFICATION OF LATE FILING
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A
PART I — REGISTRANT INFORMATION
SPX Corporation Full name of registrant:
Former Name if Applicable
13515 Ballantyne Corporate Place Address of Principal Executive Office (Street and Number)
Charlotte, North Carolina 28277 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SPX Corporation (the "Company") was unable to file its Annual Report on Form 10-K for the period ended December 31, 2007 (the "10-K") within the prescribed time period because it was unable to complete the preparation of its consolidated financial statements without unreasonable effort or expense. The Company requires additional time to complete supporting documentation. The Company continues to devote all available resources to expedite and conclude the process. The Company expects to file the 10-K on or before March 17, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patrick J. O'Leary (Name)	(704) (Area Code)	752-4400 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release on February 27, 2008, in which it stated that revenues for the fourth quarter of 2007 increased 11.1% to $1.35 billion from $1.22 billion from the fourth quarter of 2006; segment income and margins were $197.0 million and 14.5% in the fourth quarter of 2007, compared with $170.5 million and 14.0% in the fourth quarter of 2006; diluted net income per share from continuing operations was $1.85, compared with $1.47 in the fourth quarter of 2006; and net cash from continuing operations was $290.4 million, compared with $83.7 million in the fourth quarter of 2006. The fourth quarter 2006 results included an advance tax payment of $66.6 million, investments in working capital to support organic growth and a tax payment of $23.4 million relating to the retirement of the Company's convertible debt in the first quarter of 2006.

The Company also stated in the press release that revenues for the full year 2007 increased 15.7% to $4.82 billion from $4.17 billion in 2006; segment income and margins in 2007 were $622.4 million and 12.9%, compared with $502.7 million and 12.1% in 2006; and diluted net income per share from continuing operations in 2007 was $5.33, compared with $3.74 in 2006. The Company reported that the primary drivers of the increase were the improvement in segment income, a reduced number of common shares outstanding and a lower effective tax rate in 2007. The Company also reported that net cash from continuing operations in 2007 was $404.2 million, compared with $48.6 million in 2006, and that the primary drivers of the increase were improved working capital performance and 2006 interest and tax payments totaling $175.2 million relating to the retirement of the Company's convertible debt in the first quarter of 2006.

The Company does not anticipate that the financial results reported in the 10-K will differ in any material way from those set forth above.

SPX CORPORATION (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 3, 2008	By:	/s/ PATRICK J. O'LEARY Patrick J. O'Leary Executive Vice President, Treasurer and Chief Financial Officer